Contact

www.linkedin.com/in/elizabeth-
miller-451632105 (LinkedIn)

Top Skills

Customer Education
Customer Onboarding
Salesforce Reporting

Elizabeth Miller

Sales Enablement Specialist
Columbus, Ohio, United States

Summary

Experienced Sales Representative, who believes in the power of
teamwork, integrity, and positivity, and brings those values into every
project. Strong Sales Professional with with a demonstrated history
of meeting and exceeding goals.

Experience

Gusto
4 years 11 months

Sales Enablement Specialist
April 2026 - Present (3 months)

-Designing and delivering training & onboarding programs to set our Gusto
Retirement team up for success
-Supporting tool and technology migrations to keep our reps equipped with
best-in-class resources
-Collaborating cross-functionally to align enablement efforts with business
goals
-Driving sales performance by ensuring our team has the knowledge, tools,
and support they need to excel

Senior Account Executive
August 2025 - April 2026 (9 months)

-Achieved 220.83% of quota attainment while serving as subject matter expert
during a complex, deadline-driven R&D Tax Credit season
-Built and delivered end-to-end sales enablement resources — including
training decks, resource hubs, and live sessions — that accelerated new hire
ramp times and improved team-wide readiness
-Partnered cross-functionally with EPD and Ops to resolve onboarding and
routing blockers, and mentored new hires through shadowing programs to
drive early pipeline success

Expansion Sales Program Management & Operations Analyst
April 2025 - August 2025 (5 months)

Supported our Expansion Sales Team through a critical and exciting period of growth:

-Designed and executed a comprehensive onboarding curriculum for dozens of new Expansion Sales team members.

-Delivered engaging live training sessions that equipped new hires with the core knowledge required for their roles and set them up for success from day one.

-Rapidly developed a targeted training program to improve the team's R&D comprehension, building their confidence and motivation to engage with this workstream.

-Authored and built intuitive, self-led training content, creating a flexible and scalable learning solution for the team.

Senior Customer Success Manager
August 2024 - April 2025 (9 months)

Account Executive - R&D Tax Credit Services
June 2022 - August 2024 (2 years 3 months)

Customer Success Manager
August 2021 - June 2022 (11 months)

Memo
Sales Development Representative
July 2020 - August 2021 (1 year 2 months)
New York, New York, United States

Poppin
3 years 3 months

Sales Development Representative
July 2019 - April 2020 (10 months)
Greater New York City Area

Senior Account Coordinator
October 2018 - July 2019 (10 months)
Greater New York City Area

Account Coordinator
February 2017 - October 2018 (1 year 9 months)
NYC

Applause New York

Teacher
October 2015 - June 2016 (9 months)
NYC

Taught musical theatre to children ages 3-5.

Phoenix Entertainment
Ensemble and u/s Nimue in Camelot National Tour
September 2014 - June 2015 (10 months)
National Tour

Spent the better part of a year touring around the United States performing in the classic Lerner and Loewe musical, Camelot.

Disney Cruise Line
Mainstage Performer
October 2013 - June 2014 (9 months)

Performed onboard the Disney Magic Cruise Ship in the shows: Twice Charmed, Villains Tonight!, and Disney Dreams

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Education

Wright State University
Bachelor's Degree, BFA Acting with an emphasis in Musical Theatre · (2009 - 2013)